Exhibit 21.1

SUBSIDIARIES OF

VEEVA SYSTEMS INC. *

Jurisdiction of Incorporation
VEEVA U.K. HOLDINGS LIMITED	United Kingdom
ZINC AHEAD LIMITED	United Kingdom

*

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Veeva Systems Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this annual report on Form 10-K.